CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com
June 9, 2008
VIA EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statements on Form N-2 (File Nos. 814-00138, 333-141847) filed by Allied Capital Corporation on April 4, 2008 (the “Registration Statement”)
Dear Mr. Greene:
               On behalf of Allied Capital Corporation (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Post-Effective Amendment No. 2 to the registration statement on Form N-2 regarding the Company’s debt securities (File No. 333-141847) (the “Registration Statement”), together with marked copies indicating changes to the Registration Statement.
               We are filing Post-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the comments that the staff of the Division of Investment Management (the “Staff”) issued to the Company during a telephone call on June 3, 2008. The Staff’s comments are set forth below in bold, italic font, and are followed by the Company’s response. Please note that page references in the Company’s responses refer to pages in Amendment No. 2 of the Registration Statement unless otherwise indicated.
Front Cover
1.	Comment: Please remove the Section 8(a) delaying amendment language on the front cover of the Registration Statement and include the language required by Section 8(c) of the Securities Act of 1933 for post-effective amendments.

Mr. Larry L. Greene
June 9, 2008

Response:

The Company has revised the disclosure in response to the Staff’s comments.
Prospectus
2.	Comment: Disclosure under the caption “Prospectus Summary — Business” discusses the Fund’s diminished participation in the commercial real estate finance area in recent years. Other disclosure discusses the Fund’s CDO investments. As to these and similar investments by the Fund and the Fund’s managed funds, disclose whether they are or may be materially affected by the volatility in, or stemming from, the turmoil in the sub-prime mortgage and credit markets. If so, add appropriate risk disclosure to the summary and main part of the prospectus. Indicate also that there are proposals being considered by the current administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response:
               The Company has revised the disclosure in response to the Staff’s comments regarding the Company’s exposure to the sub-prime mortgage market on page 82 of Amendment No. 2. Please also see the Company’s current disclosure on page 27 of Amendment No. 2. With respect to risk disclosure related to economic conditions and the credit markets generally, please see page 10 of Amendment No. 2. With respect to changes to the regulation of financial institutions, the Company has added disclosure in response to the Staff’s comments. Please see page 14 of Amendment No. 2.
3.	Comment: In the prospectus summary, the discussion of the “Plan of Distribution” provides that, “We may offer, from time to time, up to $1,500,000,000 aggregate principal amount of debt securities, including notes, debentures, medium-term notes, commercial paper, retail notes or similar obligations evidencing indebtedness on terms to be determined at the time of the offering.” Please confirm whether the term “similar obligations” includes auction-rate securities.

Response:

The reference to “similar obligations” does not include auction-rate securities.

4.	Comment: Disclosure sub-captioned “Portfolio and Investment Activity — Managed Funds” discusses the Fund’s investments in managed funds and notes that such funds also invest in debt and equity securities of middle market companies like the Fund. If the managed funds include unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, add appropriate disclosure. Explain whether such funds constitute subsidiaries of the Fund, whether the financial statements of such

Mr. Larry L. Greene
June 9, 2008

funds are consolidated with those of the Fund and the basis upon which investment in such funds is consistent with Section 55 of the 1940 Act.

Response:
               The Managed Funds consist of the Unitranche Fund LLC, which relies on Rule 3a-7 for an exclusion from the definition of investment company under the 1940 Act, and the Allied Capital Senior Debt Fund, L.P. and AGILE Fund I LLC, which rely on Section 3(c)(7). Investments by Allied Capital in each of those funds is fully consistent with Section 55. Since the Unitranche Fund LLC relies on Rule 3a-7, its securities fall within the “70% basket” of Rule 55 because that fund meets the requirements of an “eligible portfolio company” under Section 2(a)(46), since it is domiciled and has its principal place of business in the U.S. and is neither an investment company nor excluded from that definition pursuant to Section 3(c), and its securities are not traded on a national securities exchange.
               Allied Capital Senior Debt Fund, L.P. and AGILE Fund I LLC do not qualify as eligible portfolio companies. However, they are eligible for inclusion in the “30% basket” of Section 55. As you know, the legislative history of Section 55 indicates, and it is the Staff’s position, that the Company can invest in securities of an issuer that is not an eligible portfolio company or otherwise does not fall within the provisions of Section 55(a)(1)-(6) where, among other things, the investment “diversifies the portfolio, which may contribute to attracting capital from investors.” The Company’s investments in the Allied Capital Senior Debt Fund, L.P. fall squarely within the intent of that category, as it gives the Company exposure to an additional asset class, leveraged senior debt. The Company’s investment in AGILE Fund I LLC represents a de minimus $0.9 million in the equity of this fund. The fund is substantially owned by a third-party owner. Specifically, a fund managed by Goldman Sachs owns 99.5% of AGILE Fund I LLC. The Company owns 0.5%. There is no arrangement or understanding between the Company and the fund or its investor to reacquire the assets that were sold to the fund.
               These managed funds are not registered investment companies and therefore they are not consolidated with the Company pursuant to Article 6 of Regulation S-X.
5.	Comment: Revise the discussion sub-captioned “Description of Capital Stock - Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses” to add disclosure which confirms that in the following circumstances the Fund will follow Commission policy regarding any request to hold harmless or indemnify any individual as permitted under Sections 17(h) and (i) of the 1940 Act: i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advance of attorney’s fees or other expenses. See Investment Company Act Release No. 11330 (September 2, 1980).

Response:
               The Company has revised the disclosure in response to the Staff’s comments. Please see pages 142 and C-7 of Amendment No. 2.

Mr. Larry L. Greene
June 9, 2008

6.	Comment: Revise the next sub-captioned “Certain Anti-takeover Provisions” to indicate that such provisions may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

Response:
               The Company has revised the disclosure in response to the Staff’s comments. Please see page 143 of Amendment No. 2. Please also see page 5 of Amendment No. 2.
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               In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter, at the time of such request, acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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               If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus

Cynthia M. Krus